Writer’s email: David@avalabdc.com

November 8, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street NE Washington, DC 20549

Attn:  Christopher Bellacicco

Re:	Withdrawal Request
Avala BDC I, Inc.
Registration Statement on Form 10-12G (File No. 000-56475)

Dear Mr. Bellacicco:

Avala BDC I, Inc., a Delaware corporation (the “Company”) I hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-56475), together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Registration Statement”).

Avala is withdrawing the Registration Statement to provide additional time to prepare audited financial statements and otherwise address comments to the Registration Statement.  No securities have been issued or sold in connection with the Registration Statement.

If you have any questions, please feel free to contact David J. Abell by telephone at 505.886.2235 or by email at david@abell-law.com.

Very truly yours,

AVALA BDC I, INC.

By:
David J. Abell
President

CC:	Kirk Otis, CFO
Robert Blumenfeld, Esq.

Avala BDC I, Inc.

11024 Montgomery Ave. NE, Ste 210, Albuquerque, NM 87111